Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2021 Results

Record Quarterly Revenue of $1.09 Billion

Enters Multi-Year Strategic Partnership Agreement with T-Mobile USA to Modernize and Accelerate Digital Transformation and Next Generation Hybrid-Cloud Operations

Reiterates Outlook for Accelerated Revenue Growth in FY21 on a Pro Forma(2) Basis, Adjusting for Divestiture of OpenMarket

First Quarter Fiscal 2021 Highlights

•

Revenue of $1,086 million, above the midpoint of the $1,055-$1,095 million guidance range, even after adjusting for a positive impact from foreign currency movements of approximately $6 million compared to our guidance assumptions

•	Closed the previously announced divestiture of OpenMarket, which was an Amdocs subsidiary, on December 31, 2020 for gross proceeds of approximately $300 million

•	Record managed services revenue of $624 million, equivalent to approximately 57% of total revenue

•	GAAP diluted EPS of $2.28, above the $0.85-$0.93 guidance range, primarily due to gain, net of tax, from divestiture of OpenMarket which was not included in guidance

•	Non-GAAP diluted EPS of $1.16, above the $1.09-$1.15 guidance range; non-GAAP diluted EPS excludes, among other, the gain, net of tax, from divestiture of OpenMarket(1)

•	GAAP operating income of $140 million; GAAP operating margin of 12.9%

•	Non-GAAP operating income of $188 million; non-GAAP operating margin of 17.3%

•

Quarterly free cash flow of $366 million, comprised of cash flow from operations of $416 million, reflecting healthy cash collections and the cash benefit of a multi-year strategic partnership agreement with T-Mobile, less $50 million in net capital expenditures and other

•	Normalized free cash flow of $385 million(1)

•

Twelve-month backlog of $3.49 billion (excluding OpenMarket); on a pro forma(2) basis, record twelve-month backlog was up approximately $150 million sequentially and up 5.6% as compared to last year’s first fiscal quarter

•

The board of directors approved a quarterly cash dividend at the new increased rate of $0.36 per share, as approved at the January 2021 annual general meeting of shareholders, to be paid on April 23, 2021

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket from the current fiscal year and comparable fiscal year

ST. LOUIS – February 2, 2021 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended December 31, 2020.

“I am pleased to report a strong quarter to start the fiscal year, with record revenue reflecting our best-ever performance in North America and Europe, and profitability slightly improved on a sequential and year ago basis. Our sales momentum was strong, and included a multi-year strategic agreement with T-Mobile, a managed services agreement to support Charter’s Spectrum mobile business, a new logo award with WINDTRE in Italy and several wins in respect to Openet’s 5G charging and policy solutions. To further align Amdocs around strategic growth pillars such as 5G and the cloud, we also completed the previously announced divestiture of OpenMarket for roughly $300 million gross cash, the majority of which we plan to allocate towards share repurchases over the next several months,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Following last year’s merger of T-Mobile and Sprint, we are today proud to announce a new multi-year agreement with T-Mobile, which further strengthens our long-term strategic partnership. As part of the engagement, we will implement our amdocsONE portfolio, which T-Mobile has selected to provide next-generation communication and media services for its consumer and business customers. Additionally, we will provide extended next generation hybrid-cloud operations in a multi-year managed services engagement for T-Mobile’s digital platforms. Overall, we look forward to supporting T-Mobile through a complex integration process and empowering its 5G and cloud transformation journey across all lines of business.”

Sheffer concluded, “We remain on-track with our guidance to deliver accelerated growth in fiscal 2021 on a pro forma(2) basis, adjusting for the divestiture of OpenMarket. Moreover, we continue to expect a stronger second half as we execute on our strategy and ramp-up recent customer awards, our confidence in which has further improved as a result of our continued sales momentum, 12-month backlog, our ability to execute and the healthy pipeline of opportunities we see ahead of us.”

Revenue

Revenue for the first fiscal quarter ended December 31, 2020 was $1,086 million, up $33 million sequentially from the fourth fiscal quarter of 2020. Revenue was up 4.3% as reported and 3.7% in constant currency as compared to last year’s first fiscal quarter. Revenue for the first fiscal quarter of 2021 includes a positive impact from foreign currency movements of approximately $5 million relative to the fourth quarter of fiscal 2020. Revenue was above the midpoint of Amdocs’ guidance, even after adjusting for a positive impact from foreign currency movements of approximately $6 million compared to our guidance assumptions. Revenue for the first fiscal quarter of 2021 includes record managed services revenue of $624 million, up 7.6% as compared to last year’s first fiscal quarter and equivalent to approximately 57% of total revenue.

Net Income and Earnings Per Share

The Company’s GAAP net income for the first quarter of fiscal 2021 was $299.6 million, or $2.28 per diluted share, compared to GAAP net income of $115.9 million, or $0.85 per diluted share, in the prior fiscal year’s first quarter. GAAP net income for the first quarter of 2021 includes gain, net of tax, from divestiture of OpenMarket of $1.42 per diluted share. Net income on a non-GAAP basis was $153.0 million, or $1.16 per diluted share, compared to non-GAAP net income of $144.2 million, or $1.06 per diluted share, in the first quarter of fiscal 2020. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, gain from divestiture of OpenMarket and other, net of related tax effects, in the first quarter of fiscal 2021. Non-

GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in the first quarter of fiscal 2020.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On February 2, 2021, the Board approved the Company’s next quarterly cash dividend payment of $0.36 per share and set March 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 23, 2021.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the first quarter of fiscal 2021.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.49 billion (excluding OpenMarket) at the end of the first quarter of fiscal 2021. On a pro forma(2) basis, twelve-month backlog was up approximately $150 million from the end of the prior quarter and up 5.6% as compared to last year’s first fiscal quarter.

Second Quarter Fiscal 2021 Outlook

•	Revenue of approximately $1,015-$1,055 million, assuming approximately $4 million sequential positive impact from foreign currency fluctuations as compared to the first quarter of fiscal 2021

•	GAAP diluted EPS of approximately $0.87-$0.95

•

Non-GAAP diluted EPS of approximately $1.09-$1.15, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.07-$0.09 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2021 Outlook

•

Full year fiscal 2021 revenue guidance is updated to reflect the divestiture of OpenMarket as of December 31, 2020 and incorporates an expected positive impact from foreign currency fluctuations of about 1.2% year-over-year as compared with a positive impact of about 0.5% year-over-year previously

•	Expects revenue growth of (0.3)%-3.7% year-over-year on a reported basis as compared with 4.0%-8.0% year-over-year previously

•	Expects revenue growth of (1.5%)-2.5% year-over-year on a constant currency basis as compared with 3.5%-7.5% year-over-year previously

•	Reiterates pro forma(2) revenue growth of 3.5%-7.5% year-over-year on a constant currency basis, unchanged as compared with 3.5%-7.5% year-over-year on a constant currency basis previously

•	Expects GAAP diluted earnings per share growth of roughly 37.5%-44.5% year-over-year, including gain, net of tax, from divestiture of OpenMarket, as compared with 1.5%-8.5% year-over-year previously

•

Expects non-GAAP diluted earnings per share growth of roughly 4.0%-8.0% year-over-year as compared with 5.0%-9.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.31-$0.37 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects

•	Expects pro forma(2) non-GAAP diluted earnings per share growth of roughly 5.5%-9.5% year-over-year as compared with 5.0%-9.0% year-over-year previously

•	Expects free cash flow of approximately $600 million, comprised of cash flow from operations, less net capital expenditures and other, as compared with $470 million previously

•

Expects normalized free cash flow of approximately $800 million as compared with $620 million previously; normalized free cash flow excludes expected capital expenditure of $140 million related to the new campus development in Israel, $40 million of capital gains tax to be paid in relation to the divestiture of OpenMarket, and other items

Our second fiscal quarter 2021 and full year fiscal 2021 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call Details

Amdocs will host a conference call on February 2, 2021 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2021 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 8497805. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 26,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in

85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.2 billion in fiscal 2020.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended
	December 31,
	2020	2019
Revenue	$1,086,343	$1,041,957
Operating expenses:
Cost of revenue	728,716	686,312
Research and development	75,669	67,311
Selling, general and administrative	121,888	123,467
Amortization of purchased intangible assets and other	19,870	21,290

	946,143	898,380

Operating income	140,200	143,577
Interest and other expense, net	(6,490)	(352)
Gain from sale of a business	226,410	—

Income before income taxes	360,120	143,225
Income taxes	60,488	27,293

Net income	$299,632	$115,932

Basic earnings per share	$2.29	$0.86

Diluted earnings per share	$2.28	$0.85

Basic weighted average number of shares outstanding	131,125	134,596

Diluted weighted average number of shares outstanding	131,582	135,617

Cash dividends declared per share	$0.3275	$0.285

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2020	2019
Revenue	$1,086,343	$1,041,957
Non-GAAP operating income	187,981	177,940
Non-GAAP net income	152,972	144,155
Non-GAAP diluted earnings per share	$1.16	$1.06
Diluted weighted average number of shares outstanding	131,582	135,617

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended
	December 31,
	2020	2019
Net Cash Provided by Operating Activities	$416,485	$163,908
Purchase of property and equipment, net (*)	(50,065)	(58,535)

Free Cash Flow	366,420	105,373
Payments for previously expensed restructuring charges	—	1,516
Net capital expenditures related to the new campus development	18,334	13,937

Normalized Free Cash Flow	$384,754	$120,826

(*)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $53 and $373 for the three months ended 31 December 2020 and 2019, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$728,716	$—	$(4,941)	$(15,334)	$—	$—	$—	$708,441
Research and development	75,669	—	(832)	—	—	—	—	74,837
Selling, general and administrative	121,888	—	(6,804)	—	—	—	—	115,084
Amortization of purchased intangible assets and other	19,870	(19,870)	—	—	—	—	—	—

Total operating expenses	946,143	(19,870)	(12,577)	(15,334)	—	—	—	898,362

Operating income	140,200	19,870	12,577	15,334	—	—	—	187,981

Interest and other expense, net	(6,490)	—	—	—	—	1,199	—	(5,291)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	60,488	—	—	—	—	—	(30,770)	29,718

Net income	$299,632	$19,870	$12,577	$15,334	$(226,410)	$1,199	$30,770	$152,972

	Three months ended December 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$686,312	$—	$(5,346)	$(2,312)	$—	$678,654
Research and development	67,311	—	(803)	—	—	66,508
Selling, general and administrative	123,467	—	(4,612)	—	—	118,855
Amortization of purchased intangible assets and other	21,290	(21,290)	—	—	—	—

Total operating expenses	898,380	(21,290)	(10,761)	(2,312)	—	864,017

Operating income	143,577	21,290	10,761	2,312	—	177,940

Income taxes	27,293	—	—	—	6,140	33,433

Net income	$115,932	$21,290	$10,761	$2,312	$(6,140)	$144,155

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2020	September 30, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,336,569	$983,188
Short-term interest-bearing investments	176,338	752
Accounts receivable, net, including unbilled of $187,962 and $175,548, respectively	929,113	861,033
Prepaid expenses and other current assets	216,303	229,604

Total current assets	2,658,323	2,074,577
Property and equipment, net	620,347	607,951
Lease assets	272,710	295,494
Goodwill and other intangible assets, net	2,798,293	2,874,979
Other noncurrent assets	517,271	488,620

Total assets	$6,866,944	$6,341,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,014,485	$930,259
Short-term financing arrangements	100,000	100,000
Lease liabilities	61,847	59,100
Deferred revenue	191,611	126,841

Total current liabilities	1,367,943	1,216,200
Lease liabilities	215,917	230,076
Long-term debt, net of unamortized debt issuance costs	644,141	644,023
Other noncurrent liabilities	770,438	586,167
Total Amdocs Limited Shareholders’ equity	3,825,996	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,868,505	3,665,155

Total liabilities and equity	$6,866,944	$6,341,621

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2020	2019
Cash Flow from Operating Activities:
Net income	$299,632	$115,932
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	51,706	48,999
Amortization of debt issuance costs	137	—
Equity-based compensation expense	12,577	10,761
Gain from sale of a business	(226,410)	—
Deferred income taxes	(25,892)	6,359
Gain from short-term interest-bearing investments	(369)	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(140,817)	(34,693)
Prepaid expenses and other current assets	911	(10,114)
Other noncurrent assets	(13,984)	(366)
Lease assets and liabilities, net	11,225	(870)
Accounts payable, accrued expenses and accrued personnel	155,891	9,737
Deferred revenue	219,057	12,855
Income taxes payable, net	61,318	1,446
Other noncurrent liabilities	11,503	3,862

Net cash provided by operating activities	416,485	163,908

Cash Flow from Investing Activities:
Purchase of property and equipment, net (*)	(50,065)	(58,535)
Proceeds from sale of short-term interest-bearing investments	1,291	—
Purchase of short-term interest-bearing investments	(176,234)	—
Net cash paid for business and intangible assets acquisitions	(9,897)	—
Net cash received from sale of a business	290,789	—
Other	1,407	(2,458)

Net cash provided by (used in) investing activities	57,291	(60,993)

Cash Flow from Financing Activities:
Repurchase of shares	(90,022)	(90,020)
Proceeds from employee stock options exercises	12,711	41,178
Payments of dividends	(43,084)	(38,413)
Payment of contingent consideration from a business acquisition	—	(1,411)
Other	—	(6)

Net cash used in financing activities	(120,395)	(88,672)

Net increase in cash and cash equivalents	353,381	14,243
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$1,336,569	$485,875

(*)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $53 and $373, for the three months ended 31 December 2020 and 2019, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
North America	$703.4	$681.6	$685.9	$691.3	$662.1
Europe	171.6	165.3	145.4	148.3	154.7
Rest of the World	211.3	206.0	194.9	208.3	225.2

Total Revenue	$1,086.3	$1,052.9	$1,026.2	$1,047.9	$1,042.0

	Three months ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Managed Services Revenue	$623.7	$610.5	$604.5	$604.0	$579.7

	As of
	December 31, 2020		September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
12-Month Backlog	$	(**) 3,490	$3,620	$3,480	$3,460	$3,520

(**)	Excludes OpenMarket

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